Exhibit 12-B

                  CHRYSLER CORPORATION ENTERPRISE AS A WHOLE
             COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES
                  AND PREFERRED STOCK DIVIDEND REQUIREMENTS


                                                        Three Months Ended
                                                              March 31,
                                                            (Unaudited)
                                                       --------------------
                                                        1995          1994
                                                       ------        ------
                                                       (dollars in millions)
  Net earnings from continuing operations              $  592         $  938
    Add back:
      Taxes on income                                     378            605
      Fixed charges                                       326            319
      Amortization of previously
       capitalized interest                                24             24
    Deduct:
      Capitalized interest                                 45             45
      Undistributed earnings from
       less than fifty-percent owned
       affiliates                                           2              0
                                                       ------         ------

             Earnings available for fixed charges      $1,273         $1,841

    Fixed charges:
      Interest expense                                 $  245         $  233
      Interest expense of unconsolidated
       subsidiaries                                         0              0
      Capitalized interest                                 45             45
      Credit line commitment fees                           2              3
      Interest portion of rent expense                     34             38
      Gross up of preferred stock dividends
       of majority-owned subsidiaries (CFC)
       to a pre-tax basis                                   0              0
                                                       ------         ------

               Total fixed charges                     $  326         $  319
                                                       ======         ======

   Ratio of earnings to fixed charges                    3.90           5.77

   Preferred stock dividend requirements                   23             33

   Ratio of earnings to fixed charges and
    preferred stock dividend requirements                3.65           5.23

   Equity taken up in earnings of less than
      fifty-percent owned affiliates                   $    2         $    0
   Deduct: Dividends paid by affiliates                     0              0
                                                       ------         ------
     Undistributed earnings from
      less than fifty-percent owned affiliates         $    2         $    0
                                                       ======         ======


For the purpose of computing the ratios of earnings to fixed charges and preferred stock dividends, earnings are determined by adding back fixed charges to consolidated earnings from continuing operations (including equity in net earnings of unconsolidated subsidiaries) before taxes on income and excluding undistributed earnings from less than fifty-percent owned affiliates. Fixed charges consist of interest expense, credit line commitment fees, interest portion of rental expense and the preferred stock dividend requirements of its majority-owned subsidiaries increased to an amount representing the pre-tax earnings that would be required to cover such dividend requirements.